Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement

dated July 21, 2021

Registration No. 333-237773

July 21, 2021

Summary of Final Terms and Details of the Issue

$1,000,000,000 2.250% Senior Notes due 2031

Issuer:	Constellation Brands, Inc.

Principal Amount:	$1,000,000,000 aggregate principal amount.

Title of Securities:	2.250% Senior Notes due 2031 (the “notes”).

Final Maturity Date:	August 1, 2031.

Public Offering Price:	99.555% of principal amount plus accrued interest, if any, from and including July 26, 2021.

Coupon:	2.250% per annum.

Interest Payment Dates:	February 1 and August 1.

Record Dates:	January 15 and July 15.

First Interest Payment Date:	February 1, 2022.

Benchmark UST:	1.625% UST due May 15, 2031.

Benchmark UST Price & Yield:	102-31+ / 1.300%.

Spread to Benchmark UST:	100 basis points.

Yield to Maturity:	2.300%.

Optional Redemption:	At any time prior to May 1, 2031, the Company may redeem the notes, in whole or in part at any time or in part from time to time, at the Company’s option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the notes being redeemed; and

(ii)  the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the notes being redeemed (assuming for this purpose, that the notes mature on May 1, 2031) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 15 basis points.

On or after May 1, 2031, the Company may redeem the notes, in whole or in part at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed.

In each case, the Company will also pay accrued and unpaid interest on the notes to, but excluding, the redemption date.

Mandatory Offer to Redeem Upon Change of Control Triggering Event:	If the Company experiences a change of control triggering event, the Company must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Trade Date:	July 21, 2021.

Settlement Date:	July 26, 2021, which will be the third business day following the date of pricing of the notes (T+3).*

Distribution:	SEC Registered.

CUSIP/ISIN Numbers:	CUSIP: 21036P BH0 ISIN: US21036PBH01

Joint Bookrunners:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC BNP Paribas Securities Corp. MUFG Securities Americas Inc. Siebert Williams Shank & Co., LLC Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities Inc. BMO Capital Markets Corp. Fifth Third Securities, Inc. M&T Securities, Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC Truist Securities, Inc.

* Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any Joint Bookrunner will arrange to send you the prospectus, at no cost, if you request it by calling, as applicable, (i) the issuer’s Secretary at 1-585-678-7100, (ii) BofA Securities, Inc. at (800) 294-1322 (toll free), (iii) Goldman Sachs & Co. LLC at (866) 471-2526 (toll free) or (iv) J.P. Morgan Securities LLC at (212) 834-4533 (collect).

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